Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 3 DATED APRIL 26, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012 and supplement no. 2 dated April 16, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a distribution to stockholders of record as of the close of business on April 16, 2012.
Distribution
Our board of directors has authorized a distribution in the amount of $0.025 per share of common stock to stockholders of record as of the close of business on April 16, 2012. We expect to pay this distribution on April 30, 2012. The distribution will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares.
This distribution will be funded with proceeds from real estate financings.  This distribution is being made in connection with the gain recognized from the extinguishment of one of our mortgage loans.  On March 23, 2012, the joint venture that owns the 1635 N. Cahuenga Building (the "Joint Venture") entered into a discounted payoff agreement with respect to the1635 N. Cahuenga Mortgage Loan and on March 29, 2012, the lender under the 1635 N. Cahuenga Mortgage Loan released the Joint Venture from the outstanding principal balance of $3.5 million under the 1635 N. Cahuenga Mortgage Loan at a discounted amount of $2.9 million. As a result, we recorded a gain on extinguishment of debt of $0.6 million.  Additionally, we are also making this distribution because our board of directors and our management believes, based on research and analyses performed in consultation with our advisor, that assets in our portfolio have appreciated in value after our acquisition of such assets or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which are difficult to value. Moreover, subsequent events could adversely affect the values of the assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect the board of directors to declare distributions on a set monthly or quarterly basis. Rather, the board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

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